UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15178

Fletcher Building Limited
(Exact Name of Registrant as Specified in Its Charter)

810 Great South Road, Penrose Auckland, 1061
New Zealand
011 64 9 525 9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☑

(for debt securities)		(for prior Form 15 filers)

PART I.
Item 1.	Exchange Act Reporting History

A.	Fletcher Building Limited (“Fletcher Building”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 26, 2001.

B.	Fletcher Building filed a Form 15 on December 17, 2002 and thus has not been required to file reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form. Fletcher Building has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

Fletcher Building’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on March 26, 2001.

Item 3.	Foreign Listing and Primary Trading Market

A.	Fletcher Building is listed on the New Zealand Stock Exchange (“NZX”) and the Australian Securities Exchange (“ASX”) under “FBU”. These are its only trading markets.

B.	Fletcher Building initially listed on the NZX and the ASX on March 26, 2001. Fletcher Building has maintained its listings on the NZX and the ASX since the date of its initial listing.

C.	During the 12-month period preceding the filing of this Form, 100% of the trading in the subject class of securities occurred on the NZX and the ASX.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 1, 2007 and April 30, 2008.

B.	During that period, the average daily trading volume of Fletcher Building’s ordinary shares was zero in the United States and 100% of the ordinary shares on a worldwide basis.

C.	For the same recent 12-month period, the average daily trading volume of Fletcher Building’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 0%.

D.	Fletcher Building delisted the ordinary shares (listed under an ADR program) from the New York Stock Exchange and terminated its sponsored American Depositary Receipt facility relating to its ordinary shares on June 14, 2002, and therefore more than 12 months has elapsed from the date of delisting and termination of the ADR program. As a result, no shares of Fletcher Building traded on the New York Stock Exchange during the recent 12-month period.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

Not applicable.

Item 8.	Prior Form 15 Filers

Fletcher Building filed a Form 15 to terminate the registration of Fletcher Building’s ordinary shares pursuant to Rule 12g-4 on December 17, 2002.
PART II.
Item 9.	Rule 12g3-2(b) Exemption

The website on which Fletcher Building has published and will continue to publish the information required under Rule 12g3-2(b)(1)(iii) is www.fletcherbuilding.co.nz.
PART III.
Item 10.	Exhibits

None

Item 11.	Undertakings
               The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
               Pursuant to the requirements of the Securities Exchange Act of 1934, Fletcher Building Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Fletcher Building Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

FLETCHER BUILDING LIMITED
By:	/s/ M C Farrell
	Name:	M C Farrell
	Title:	Company Secretary & General Counsel
Date: May 7, 2008